September 22, 2011

Via EDGAR

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Riedler:

Re:     Genufood Energy Enzymes Corp. (the “Company”)
           Registration Statement on Form S-1
           Filed July 27, 2011
           File No. 333-171784

I am President and C.E.O. of the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

Prospectus Cover Page

1.

Please revise your statement on at the top of the page that the selling shareholders are offering all of the shares offered through your prospectus to clarify that the selling shareholders are offering 888,472 of the shares and the remaining 10,000,000 shares are being offered by the company for its own account.

ANSWER:  We have made the requested revision.

Summary Financial Information, page 8

2.

As originally requested in prior comment six, please update your income statement information to include data from the date of inception to the latest balance sheet presented.

ANSWER:  We have made the requested revisions.

Risk Factors, page 8

3.

Please add a risk factor that makes clear to investors that the safety and efficacy of your products is not subject to clinical testing, that the various governmental regulatory bodies overseeing the promotion and sale of your products in your markets have not verified any of the positive health benefits you attribute to your products, and that any claim of health benefits that you make with respect to your products has not been independently substantiated and therefore your products may not produce the positive health benefits that you ascribe to them.

ANSWER:  We have added the following risk factor:

THE SAFETY AND EFFECTIVENESS OF OUR PRODUCTS IS NOT SUBJECT TO CLINICAL TESTING AND THE VARIOUS GOVERNMENTAL REGULATORY BODIES OVERSEEING THE PROMOTION AND SALE OF OUR PRODUCTS IN OUR TARGET MARKETS HAVE NOT VERIFIED ANY OF THE POSITIVE HEALTH BENEFITS THAT WE ATTRIBUTE TO OUR PRODUCTS, AND THAT ANY CLAIM OF HEALTH BENEFITS THAT WE MAKE WITH RESPECT TO OUR PRODUCTS HAS NOT BEEN INDEPENDENTLY SUBSTANTIATED AND THEREFORE OUR PRODUCTS MAY NOT PRODUCE THE POSITIVE HEALTH BENEFITS THAT WE ASCRIBE TO THEM.

The safety and effectiveness of our products is not subject to clinical testing and the various governmental regulatory bodies overseeing the promotion and sale of our products in our target markets have not verified any of the positive health benefits that we attribute to our products, and that any claim of health benefits that we make with respect to our products has not been independently substantiated and therefore our products may not produce the positive health benefits that we ascribe to them.  If our products are deemed not be safe or effective or if our products our clinically tested and found not to provide the health benefits that we ascribe to them, this could have material adverse effects on our business, revenues, operating results and prospects, resulting in a possible failure of our business and the loss of your investment.

4.

Please revise to include a risk factor, other risk disclosure that discusses the apparent concentration of all accounting and financial reporting responsibilities in Yi Lung Lin.  Include a description of the experience and qualifications of Yi Lung Lin, regarding the preparation of your U.S. GAAP financial statements and your compliance with securities rules and regulations.

ANSWER:  Our financial statements have initially been prepared by the accounting firm of Albeck Financial Services.  Mr. Lin’s responsibilities are to provide the accountant with the required information and review the financial statements once they are prepared and before they are sent to our registered, independent auditor.

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Dilution, page 15

5.

Please disclose how the net tangible book value of $51,364 was derived from your March 31, 2011 balance sheet.

ANSWER:  This was an error; the net tangible book value should be $108,104 as of March 31, 2011.

6.

For all sale scenarios, please revise to disclose the “increase per share attributable to new investors” as the difference between the “net tangible book value per share prior to offering” (i.e. nil) and “net tangible book value per share after offering.”

ANSWER:  The disclosures have been revised.  The differences are due to rounding in the calculation.

Description of Securities, page 21

7.

Please revise the date under the heading, Common Stock, to be March 31, 2011.

ANSWER:  This inadvertent error has been corrected.

8.

Please include a legend that clarifies that the product images included in your prospectus are images of products that are not currently being sold, are not generating any revenue and are only products that you intend to sell.

ANSWER:  We have added the following legend:

*** PLEASE NOTE THAT ALL PRODUCT IMAGES INCLUDED IN OUR PROSPECTUS ARE IMAGES OF PRODUCTS THAT ARE NOT CURRENTLY BEING SOLD, ARE NOT GENERATING ANY REVENUE AND ARE ONLY PRODUCTS THAT WE INTEND TO SELL.***

9.

Please explain how you have accounted for the $170,000 stock payable to TCEEC.  In this regard, we note the proceeds of the shares sold recorded in the amount of $400,000 in your statement of stockholders equity and cash received from stock payable of $70,000 in your cash flow statement.  Explain how you accounted for the remaining $100,000 of cash received, as reflected in the total received from TCEEC of $570,000, as of the date of your prospectus.

ANSWER:  As of March 31, 2011, we only received $470,000.  The remaining $100,000 was received in April 2011 and hence not reflected in the statement of stockholders equity for the period.

Certain Relationships and Related Transactions, page 50

10.

Please revise your disclosure here so that it includes all of the transactions you have provided on page F-21 under Note 7 – Related Party Transactions.  With respect to the transactions between the Company and the consulting company, of which the CEO is the managing director, please identify the consulting company and describe the consulting services rendered.

ANSWER:  We have added the following disclosure:

On August 9, 2010, we sold 20,000 shares of common stock at $0.25 a share to our directors for total consideration of $5,000.

Our CEO is the managing director of a consulting company, Access Finance and Securities (NZ) Limited (the “Consulting Company”), who provides consulting services to us.  The Consulting Company will assist us in going public in the US and also obtaining a listing on the OTCBB.  As part of this process, the Consulting Company will source, select and recommend the appointment of various experienced and qualified professionals to participate in the process and coordinate the flow of work therefrom.  In addition, the Consulting Company will prepare or make available a Business Plan and to participate with us in the determination of a public listing strategy, and will provide such services until our Registration Statement is declared effective by the U.S. Securities and Exchange Commission and it is granted a trading symbol by FINRA.  In January 2011, we converted $50,000 owed to the Consulting Company into 50,000,000 shares of our common stock at a price of $0.001 per share.  We issued the Consulting Company an additional 150,000,000 shares and paid a total of $331,500 for offering costs from inception through June 30, 2011.  We also paid $100,000 for consulting services to the Consulting Company during the nine months ended June 30, 2011.  As of June 30, 2011 and September 30, 2010, we owed the Consulting Company $0 and $253,500, respectively.

On September 7, 2010, we received advances totalling $30,000 from a related party.

As of September 30, 2010, our director advanced funds totaling $22,294 to us for our working capital.

During October, 2010, we paid off the advances of $21,192 to the director and $30,000 to the related party.

During the period ending June 30, 2011, we received a total of $5,400 of contributions from a related party.

On July 1, 2010, we entered into a Sole Export Marketing Agent Agreement with Origo Biochemical Technologies Inc. (“Origo”) to market Origo’s enzyme products for human consumption to Thailand.  On September 21, 2010, we entered into an OEM Manufacturing Agreement with Origo for contract manufacturing a range of enzyme products for human consumption under our private label.  Origo has a monthly production output capacity of about 12 to 15 tons of enzymes in powder form.

       On September 21, 2010, we entered into a Sole Marketing Agent Agreement with Access Management Consulting and Marketing Pte.  Ltd. (“Access Management Consulting”) for the marketing of our range of enzyme products and to source, select and interview country sole distributors for the distribution of our range of enzyme products to the world at large.  Our President, Chief Executive Officer, Chief Financial Officer, and director, Mr. Yi Lung Lin, is also the President and Managing Director of Access Management Consulting.  According to the agreement, we will pay Access Management Consulting a twenty percent (20%) commission of the total value of the products sold and invoiced by us to the appointed country sole distributor and agent.  As of April 30, 2011, the commission payable is $24,112 for the sales of the nine months ended June 30, 2011. There were no sales prior to September 30, 2010 therefore the payable balance was $0 as of September 30, 2010.

On October 11, 2010, we entered into a Sole Distributorship Agreement (General Outlet-Human Consumption) with Taiwan Cell Energy Enzymes Corporation (“TCEEC”) for marketing and distribution of the Company’s enzyme products in the Republic of China (Taiwan).  Mr. Chen Wen Hsu, one of the Company’s directors, has voting and investment control over TCEEC.  As provided for under the Sole Distributorship Agreement, TCEEC has committed to invest in us by subscribing to the Company’s common stock for a total of $1 million on or before June 10, 2011.

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Financial Statements for the period ended September 30, 2010

Notes to Financial Statements

Note 1—Basis of Presentation and Significant Accounting Policies

Income Taxes, page F-7

11.

You still disclose a 34% effective tax rate for fiscal 2010, when based on your reconciliation of the US statutory rate to your effective rate, your effective tax rate appears to be zero.  As originally requested in prior comment 12, please revise your disclosure to correct this inconsistency.

ANSWER:  We have revised our disclosure accordingly.

Note 4-Convertible Accounts Payable to Related Party, page F-10

12.

Please refer to prior comment 14.  Your revised disclosure states that $80,000 of the nonconvertible amount was still owed.  Please correct this disclosure to state that $50,000 of the non-convertible amount was still owed, consistent with the amount in your response.

ANSWER:  We have revised our disclosure accordingly.

Note 6—Common Stock, page F-20

13.

In order for us to fully understand the equity fair market valuations reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued from June 21, 2010 through the date of your response and provide the following information separately for each equity issuance:

a.

The date of the transaction;

b.

The number of shares issued or options granted;

c.

The exercise price or per share amount paid;

d.

Management’s fair market value per share estimate and whether or not the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective;

e.

The identity of the recipient, indicating if the recipient was a related party; and

f.

Nature and terms of concurrent transactions.

Also, please progressively bridge management’s fair market value determinations to the current estimated IPO price range of $0.30 per share.  In particular, explain to us why you valued the shares issued to TCEEC on October 10, 2010 at $0.008 per share, when you had previously issued shares on July 6, 2010 at $0.10 to $0.25 per share, and whether or not any expense was recorded for the discount you provided to TCEEC.  Reconcile and explain the differences between your estimated initial offering price and the fair values included in your analysis.  Provide us with a chronology of events leading to the filing of your IPO, including when discussions began with potential underwriters.  Continue to provide us with updates to the above analysis for all equity-related transactions through the effectiveness date of your registration statement.

ANSWER:  Equity transactions from inception attached.  The approach in which the Management adopted to bring about the $0.30 per share being the estimated IPO price per share is on an open market “Willing Buyer, Willing Seller” basis, since the gradual incremental rate of $0.05 per share has been accepted by investors, as from $0.10, $0.15, $0.20 and $0.25.  The $0.25 per share is the latest recorded price sold before our IPO.  There are 37 shareholders who have invested $47,000 between this price range as Minority Shareholders as per Table 1 shown below:

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Table 1

Minority Shareholders

Item No.	No. of Shareholders	Amount Invested (US Dollars)	Price Per Share (US Dollars)	Number of Shares
1	11	$11,300	$0.10	113,000
2	16	$16,000	$0.15	106,672
3	2	$10,000	$0.20	50,000
4	8	$9,700	$0.25	38,800
Total	37	$47,000		308,472

The shareholder percentages of TCEEC and the Minority Shareholders are shown below in Table 3:

Table 2

Percentage of Shareholdings

(upon TCEEC full subscription paid)

Item No.	Shareholders	Number of Shares	Percentage Ownership
1	TCEEC	125,000,000	32.61%
2	Minority Shareholders	308,472	0.08%

The shareholding percentage above is calculated on the basis of total shares issued upon TCEEC fully paid their investment – 383,308,472 shares issued and outstanding.

The history of share price of $0.008 per share accorded to TCEEC is as follows:

A.

TCEEC is the Company’s Sole Distributor for ProCellax range of products covering General Outlet – Human Consumption for the territory of Taiwan, Republic of China pursuant to the Sole Distributorship Agreement dated October 11, 2010 (the “Agreement”).

B.

TCEEC has exercised Clause 13 of the Agreement to invest in the Company’s enzyme business.  They have committed to invest $1 million and as of August 18, 2011, they have fully subscribed and paid the $1 million share subscription.  In other words, their contractual obligation has been discharged.  They currently own 125,000,000 common shares.

C.

TCEEC’s investment comes under the Company’s Multi-Level Marketing – Franchise Investor Dealer Related (MLM-FIDR) scheme which has been approved by the Company’s Board of Directors.

D.

The share price of $0.008 per share offered to TCEEC is on an open market “Willing Buyer, Willing Seller” basis, that is, a price agreed by both parties after negotiations, without undue influence and duress.  This has been disclosed pursuant to Clause 13.3.3 of the Agreement.

E.

The Agreement was dated October 11, 2010 which means that negotiations would have commenced before the Agreement date.  In fact, negotiations started sometime in July 2010.  At that time, the share price was $0.10 per share (as of July 15, 2010) and $0.20 per share (as of July 31, 2010).  Thus, the difference in share price at time of the negotiations is $0.092 ($0.10 - $0.008).

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In addition, the distinctive difference between TCEEC and the Minority Shareholders is that:

A.

TCEEC is the Company’s Sole Distributor and thus falls within the MLM-FIDR scheme;

B.

TCEEC investment in us is substantial;

C.

We currently are a “development stage” company with no proven track record, therefore an investment in us has to be considered “high risk”;

D.

We required the cash to fund our operations and therefore were prepared to offer a discount to TCEEC;

E.

The Company needs the cash to fund its development stage operations.

F.

Further, we can reconcile the fair value of $0.008 per share offered to TCEEC as compared with the Minority Shareholders having a higher share price in that TCEEC is one of our major shareholders of the Company and that their status could be classified as a medium to long term investor while the Minority Shareholders are short term investors.  This approach justifies the price per share of $0.008 accorded to TCEEC.

G.

As TCEEC is a major shareholder, their ability to resell such shares will be limited by Rule 144, promulgated under the Securities Act of 1933.

13.

Your disclosure refers to “the year ended March 31, 2011” and “the effective rate for the fiscal year 2011.”  Please revise your disclosure to correctly describe the interim periods presented.

ANSWER:  We have revised our disclosure accordingly.

Please contact the writer if you have any further questions.

Yours truly,

GENUFOOD ENERGY ENZYMES CORP.

Per: /s/ Yi Lung Lin

Yi Lung Lin

President & C.E.O.

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